Hypo Real Estate
GROUP

RECEIVED

2007 MAY 17 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023589

Shareholding Disclosures

14.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - UBS AG

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

- Translation -

Pursuant to section 21 para. 1 WpHG UBS AG, Bahnhofstrasse 45, CH-8098 Zurich, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, on 11 May 2007 of the following:

We hereby notify you pursuant to section 21 para. 1 WpHG that UBS' stake in the voting rights in Hypo Real Estate Holding AG (ISIN DE0008027707), Unsöldstrasse 2, 80538 München, exceeded the threshold of 3 % as of 07 May 2007 and now amounts to 3.12 % (corresponding to 4,179,425 voting stocks).

Munich, 14 May 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

SUPPL

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Enclosures, 14 May 2007

END